EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Mikael Karlsson as new member to Equinor ASA’s board of directors.

The board in Equinor ASA has consisted of 10 members after Michael Lewis left the board in March 2023. It has been desired to increase to 11 members. The nomination committee recommends Mikael Karlsson as new shareholder elected member of the board of directors.

Karlsson is partner and Vice Chairman of Actis Capital, a leading global investor in sustainable infrastructure. In the period 2021-2023 he was Chief Investment Officer in Actis, in 2012 he became partner in Actis and had the role as Head of Energy and Infrastructure from 2015-2021. From 2009-2015 he was CEO in Globeleq, an Actis portfolio company. Karlsson held several roles in ABB Energy Ventures before he came to Actis.

Karlsson has a Master in Business Administration from the University of Massachusetts in USA and a Master of Science in Industrial Engineering and Management from Linköping Institute of Technology in Sweden.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Wednesday 20 March 2024. It is proposed that the election enters into effect from 1 April 2024 and is effective until the ordinary election of shareholder-elected members to the board of directors in June 2025.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.